Exhibit 99.1

Third Business Unit of Tier-1 Israeli-Based Global Defense Company Places DefendAir Net Pod Order with ParaZero

Order includes DefendAir Net Pods and dedicated engineering support for integration into an autonomous Counter-UAS system

Kfar Saba, Israel, July 24, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received a new order for its DefendAir Net Pod system from a third business unit within a Tier-1 Israeli-based global defense company.

The order includes DefendAir Net Pods and dedicated ParaZero integration support for incorporation into the customer’s autonomous Counter-UAS system.

This is the third business unit within the Tier-1 Israeli-based company to order ParaZero’s DefendAir technology. The engagement expands ParaZero’s work across the customer’s organization and illustrates how the modular Net Pod architecture can be adapted to autonomous defense programs with different system configurations, technical requirements and development processes.

ParaZero’s DefendAir Net Pod is designed to provide a non-explosive, net-based physical interception layer against hostile drones. Its modular configuration enables integration into autonomous, fixed, mobile and unmanned defense platforms, providing a controlled method of neutralization in environments where precision and reduced collateral risk are critical.

“Modern drone defense cannot rely on a single layer,” said Ariel Alon, CEO of ParaZero Technologies. “This order from a third business unit reflects a growing understanding that resilient Counter-UAS protection must combine multiple technologies, with a decisive physical interception capability for threats that penetrate the outer defenses. Through our Net Pods and engineering support, we are helping turn that layered-defense vision into an operational capability across multiple platforms and missions.”

By combining product delivery with dedicated engineering support, ParaZero works with defense customers and system integrators to adapt DefendAir to third-party autonomous platforms and Counter-UAS architectures. This approach is intended to support customers throughout the integration process, from initial system configuration and testing through subsequent development stages.

The Company believes that working with multiple business units within a single global defense organization may support broader adoption of DefendAir technology across autonomous and integrated defense applications.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense technology company pioneering the net-based interception layer of the global Counter-UAS market. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is setting a new standard for last-layer drone defense with DefendAir—a non-explosive, net-based interception solution designed to neutralize hostile drones with precision, control and reduced collateral risk across personal, mobile, autonomous and fixed defense platforms.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that working with multiple business units within a single global defense organization may support broader adoption of DefendAir technology across autonomous and integrated defense applications. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com